Exhibit 17.1

Kevin J. Phelps

14 Oakfield Way

Pittsford, New York 14534

585-820-5474

December 15, 2022

Ms. Kelly Wilson

President and CEO

Immune Therapeutics, Inc.

2431 Aloma Avenue #124

Winter Park, Florida 32792

Dear Ms. Wilson:

Please accept this letter as formal notification of my intent to resign from my position as a member of the Board of Directors of Immune Therapeutics, Inc. (the “Company”) effective December 31, 2022.

Following the Company’ recapitalization earlier this year, it has become clear that the strategic direction of the Company is in transition and a revamped Board composition is better able to lead and support the Company’s new direction. As such, in the best interests of the Company and its shareholders, I submit my calendar year-end resignation at this time.

It has been a pleasure to serve as a Director for the past four years and I leave with best wishes for the Company’s continued success.

This will also confirm that while such resignation shall terminate all future Board-related equity, compensation and expense related obligations of the Company following the above-stated effective date, compensation in the amount of $30,000 and stock grants due in connection with my previous and current Board membership under my Board services contract shall remain due and owing and a legal obligation of the Company. Such compensation shall be paid in cash (or in lieu thereof the issuance of a mutually acceptable 12-month promissory note bearing a 6 percent interest rate) and all applicable shares shall be issued on or before the effective date of my resignation.

My resignation is also contingent on the Company’s releasing me, discharging me, and holding me harmless from any and all personal liability for actions or inactions related to my Board membership for the period up to and including the effective date of my resignation.

If I can be of assistance to the Company in any fashion in the future, feel free to reach me at the contact information listed above.

Sincerely,

/s/ Kevin Phelps